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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                    September                            2005
                      ---------------------------------------------  ---------
Commission File No.                 1-14620
                      ---------------------------------------------

                      CRYSTALLEX INTERNATIONAL CORPORATION
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F                     Form 40-F      X
                       -------------                 ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                              No        X
                    ----------------                ----------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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



DOCUMENTS INCLUDED AS PART OF THIS REPORT

      Exhibit
       23.1          Consent of Mine Development Associates, Inc.
       23.2          Consent of J.R. Goode and Associates
       23.3          Consent of SGS Lakefield Research Ltd.
       23.4          Consent of Buckland Harapiak
       23.5          Consent of Proconsult, C.A.
       23.6          Consent of SNC-Lavalin Engineers & Constructors Inc.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 28, 2005 (File No. 333-126997).

                                                               Exhibit 23.1

MINE DEVELOPMENT ASSOCIATES
-------------------------------------------------------------------------------
MINE ENGINEERING SERVICES

                                                       August 31, 2005




                  Re:  Crystallex International Corporation (the "Corporation")


                  We refer to the Registration Statement on Form F-10 (File No. 333-126997) and related prospectus, and any amendment thereto, of the Corporation (the "Form F-10").

                  We understand that:

(a) the Corporation's material change report dated August 31, 2005 (the "Material Change Report") is incorporated into and forms part of the Form F-10; and

(b) the executive summary of a development plan prepared by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants with respect to the development of the Las Cristinas Project (the "Technical Report") is incorporated into and forms part of the Material Change Report and is the Corporation's current technical report for purposes of National Instrument 43-101.

                  We consent to being named in the Form F-10 and to the use through incorporation by reference of the sections of the Technical Report completed by us.

                  We have read the Form F-10 and have no reason to believe that there are any misrepresentations in the information contained in the Form F-10 which is derived from the sections of the Technical Report prepared by us or for which we were responsible or within our knowledge as a result of the services performed by us as set out in the Form F-10.

                                       Yours truly,

                                       MINE DEVELOPMENT ASSOCIATES, INC.


                                       /s/ SCOTT HARDY
                                       --------------------------------------
                                       Name:   Scott Hardy, P. Eng.
                                       Title:  Senior Engineer

                                                                   Exhibit 23.2

August 31, 2005




                  Re: Crystallex International Corporation (the "Corporation")

                  We refer to the Registration Statement on Form F-10 (File No. 333-126997) and related prospectus, and any amendment thereto, of the Corporation (the "Form F-10").

                  We understand that:

(a) the Corporation's material change report dated August 31, 2005 (the "Material Change Report") is incorporated into and forms part of the Form F-10; and

(b) the executive summary of a development plan prepared by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants with respect to the development of the Las Cristinas Project (the "Technical Report") is incorporated into and forms part of the Material Change Report and is the Corporation's current technical report for purposes of National Instrument 43-101.

                  We consent to being named in the Form F-10 and to the use through incorporation by reference of the sections of the Technical Report completed by us.

                  We have read the Form F-10 and have no reason to believe that there are any misrepresentations in the information contained in the Form F-10 which is derived from the sections of the Technical Report prepared by us or for which we were responsible or within our knowledge as a result of the services performed by us as set out in the Form F-10.

Yours truly,

J. R. Goode and Associates


/s/ J.R. GOODE
---------------------------------
J.R. Goode, P.Eng.
Principal

                                                                   Exhibit 23.3

                                                         August 31, 2005





                  Re: Crystallex International Corporation (the "Corporation")

                  We refer to the Registration Statement on Form F-10 (File No. 333-126997) and related prospectus, and any amendment thereto, of the Corporation (the "Form F-10").

                  We understand that:

(a) the Corporation's material change report dated August 31, 2005 (the "Material Change Report") is incorporated into and forms part of the Form F-10; and

(b) the executive summary of a development plan prepared by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants with respect to the development of the Las Cristinas Project (the "Technical Report") is incorporated into and forms part of the Material Change Report and is the Corporation's current technical report for purposes of National Instrument 43-101.

                  We consent to being named in the Form F-10 and to the use through incorporation by reference of the sections of the Technical Report completed by us.

                  We have read the Form F-10 and have no reason to believe that there are any misrepresentations in the information contained in the Form F-10 which is derived from the sections of the Technical Report prepared by us or for which we were responsible or within our knowledge as a result of the services performed by us as set out in the Form F-10.

                                        Yours truly,


                                        /s/ C.A. FLEMING
                                        ------------------------------------
                                        C.A. Fleming
                                        Executive Vice President
                                        SGS Lakefield Research Ltd.

                                                                   Exhibit 23.4

                                                           August 31, 2005



                  Re:  Crystallex International Corporation (the "Corporation")

                  We refer to the Registration Statement on Form F-10 (File No. 333-126997) and related prospectus, and any amendment thereto, of the Corporation (the "Form F-10").

                  We understand that:

(a) the Corporation's material change report dated August 31, 2005 (the "Material Change Report") is incorporated into and forms part of the Form F-10; and

(b) the executive summary of a development plan prepared by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants with respect to the development of the Las Cristinas Project (the "Technical Report") is incorporated into and forms part of the Material Change Report and is the Corporation's current technical report for purposes of National Instrument 43-101.

                  We consent to being named in the Form F-10 and to the use through incorporation by reference of the sections of the Technical Report completed by us.

                  We have read the Form F-10 and have no reason to believe that there are any misrepresentations in the information contained in the Form F-10 which is derived from the sections of the Technical Report prepared by us or for which we were responsible or within our knowledge as a result of the services performed by us as set out in the Form F-10.

                                        Yours truly,


                                        /s/ MAURICE HARAPIAK
                                        ----------------------------------
                                        Maurice Harapiak
                                        Managing Director
                                        Buckland Harapiak

                                                                   Exhibit 23.5

                                                        August 31, 2005




                  Re:  Crystallex International Corporation (the "Corporation")

                  We refer to the Registration Statement on Form F-10 (File No. 333-126997) and related prospectus, and any amendment thereto, of the Corporation (the "Form F-10").

                  We understand that:

(a) the Corporation's material change report dated August 31, 2005 (the "Material Change Report") is incorporated into and forms part of the Form F-10; and

(b) the executive summary of a development plan prepared by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants with respect to the development of the Las Cristinas Project (the "Technical Report") is incorporated into and forms part of the Material Change Report and is the Corporation's current technical report for purposes of National Instrument 43-101.

                  We consent to being named in the Form F-10 and to the use through incorporation by reference of the sections of the Technical Report completed by us.

                  We have read the Form F-10 and have no reason to believe that there are any misrepresentations in the information contained in the Form F-10 which is derived from the sections of the Technical Report prepared by us or for which we were responsible or within our knowledge as a result of the services performed by us as set out in the Form F-10.

                                            Yours truly,


                                            /s/ GONZALO FEBRES FAJARDO
                                            -----------------------------------
                                            Gonzalo Febres Fajardo
                                            Director de PROCONSULT, C.A.

                                                                   Exhibit 23.6

                                    CONSENT


We consent to the disclosure of the Executive Summary to our report entitled "Development Plan - 2005 (Update to the Feasibility Study Issued September
2003)" dated August 2005 (the "Report") and of our opinions summarized therein as to the following matters:

(a)   Accessibility, Climate, Local Resources, Infrastructure (Section 1.5);

(b)   Processing (Section 1.11 of the Report);

(c)   Geotechnical Studies (Section 1.12);

(d)   Tailings Management Facilities (Section 1.13);

(e)   Infrastructure and Ancillary Services (Section 1.14);

(f) Environmental (Section 1.15, excluding the opinions in respect of socio-economic issues set out in Section 1.15.5);

(g)   Project implementation (Section 1.16);

(h)   Capital costs (Section 1.17); and

(i)   Operating Costs (Section 1.18).

This consent relates to the incorporation by reference and the attachment of the Report in the material change report of Crystallex International Corporation dated August 31, 2005 which is incorporated by reference in the Registration Statement on Form F-10 (File No. 333-126997) and related prospectus, and any amendment thereto (the "Form F-10").

We have read the Form F-10 and have no reason to believe that there are any misrepresentations in the information contained in the Form F-10 which is derived from the Report or the opinions of SNC-Lavalin Engineers & Constructors Inc. ("SLE&C") summarized therein prepared by us.

The work and/or services described in the following portions of the Report were performed, and the opinions in respect thereof are expressed by others, and edited by SLE&C for consistency of format only:

(a)   Property Description and Location (Section 1.4);

(b)   History (Section 1.6);

(c)   Geology (Section 1.7);

(d)   Mineral Resource and Mineral Reserve Estimates (Section 1.9);

(e)   Mining Operations (Section 1.10);

(f)   Socio-economic issues as set out in Section 1.15.5 of the Report

(g)   Economic Analysis (Section 1.19); and

(h)   Sensitivity Analysis (Section 1.20).

SLE&C has not taken any steps to audit or confirm such information and, as such, SLE&C expresses no opinions in respect of these matters.

Section 1.8 of the Report (Mineral Processing and Metallurgical Testing) was prepared by J.R. Goode and Associates in conjunction with SLE&C. The opinions expressed in this section are of those of J.R. Goode and Associates. SLE&C met with J.R. Goode and Associates to review this section of the Report and assess their metallurgical methodology. We hereby consent to the disclosure of section
1.8 of the Report and the opinions of J.R. Goode and Associates summarized therein to the extent of our involvement, as set out in the preceding sentence.

We also consent to the use of our name under the heading "Experts" in any filing of the Form F-10.


Date:  September 14, 2005
                                   By: /s/ MICHAEL DAY
                                      ---------------------------------
                                      Name:  Michael Day
                                      Title: Senior Vice President

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CRYSTALLEX INTERNATIONAL CORPORATION
                                         -------------------------------------
                                                      (Registrant)


Date:  September 14, 2005                By:    /s/ DANIEL R. ROSS
       ------------------------             -----------------------------------
                                             Name:  Daniel R. Ross
                                             Title: Executive Vice President
                                                    and Corporate Counsel